Exhibit 99.2

IFRS – INR Press Release

Differentiated AI strategy and a sharp focus on value unlock propels 29% sequential growth in AI revenues

Robust Q2 large deal TCV at $5.2 billion with 62% net new; lays solid foundation for future growth

FY 27 revenue guidance revised to 1%-2% and margin guidance retained at 20%-22%

Bengaluru, India – October 23, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in AI-first business consulting and technology services, delivered $5,145 million in Q2 revenues, year on year growth of 1.5% and sequential growth of 1.2% in constant currency. Operating margin was stable at 21.0%. EPS growth was 8.7% year on year in rupee terms. TCV of large deal wins was $5.2 billion, with 62% net new.

H1 revenues grew at 1.9% year on year in constant currency. Operating margin for H1 was at 21.0%.

“We had strong large deals of $5.2 billion, including a mega deal of over $2 billion, reinforcing our position as a trusted partner in the marketplace when clients embark on large and complex transformation programs. Our AI revenue was at 10.5% and grew 29% quarter-on-quarter. As enterprises move to AI adoption at scale, the strong growth in AI revenues is a recognition of our differentiated market positioning and client confidence,” said Salil Parekh, CEO and MD. “We are advising some of the largest global enterprise on their AI strategy and continue to invest in deep domain and technology capabilities to bring new ideas and an integrated ecosystem to help businesses unlock AI value at scale,” he added.

Guidance for FY 27:

•	Revenue growth of 1%-2% in constant currency
•	Operating margin of 20%-22%

Key highlights:

For the quarter ended September 30, 2026	For the six months ended September 30, 2026

•        Revenues in CC terms grew by 1.5% YoY and 1.2% QoQ

•        Reported revenues at ₹49,244 crore, growth of 10.7% YoY

•        Operating margin was stable at 21.0%

•        Basic EPS at ₹19.32, growth of 8.7% YoY

•        FCF at ₹8,898 crore, decline of 8.1% YoY; FCF conversion at 113.5% of net profit

•        Revenues in CC terms grew by 1.9% YoY

•        Reported revenues at ₹97,454 crore, growth of 12.3% YoY

•        Operating margin was stable at 21.0%

•        Basic EPS at ₹38.51, growth of 11.7% YoY

•        FCF at ₹17,949 crore, growth of 4.3% YoY; FCF conversion at 115.0% of net profit

“We delivered operating margins of 21.0% in Q2 amidst heightened volatility. Focus on cost and operational efficiency measures while making the required investments, have led to stable margins,” said Jayesh Sanghrajka, CFO. “Free cash flow of $928 million, representing 113.3% of net profit, underscores the financial strength of the business. The Board has announced an interim dividend of 26 per share, an increase of 13% from last year,” he added.

Client Wins & Testimonials

•	Infosys collaborated with Mondelez International to drive its supply chain transformation through AI-enabled decision-making, data standardization, and intelligent enterprise workflows. Sanjay Gurbaxani, Global Vice President, Digital Supply Chain, Mondelez International, said, “From digitally connected supply chain to standardizing data and enabling more informed decision-making, the opportunity lies in bringing together people, processes, data, and technology to deliver meaningful business outcomes. As AI evolves towards agentic AI, the potential extends beyond generating insights to enable more autonomous, responsive, and intelligent workflows. The real value comes from embedding intelligence into everyday business decisions, rethinking established processes, and scaling solutions across the enterprise. With Infosys we are building a compelling solution where technology, aligned with business priorities, can become a catalyst for operational excellence and long-term impact.”
•	Infosys entered a ten-year strategic agreement with Crocs, Inc. to accelerate its IT transformation and support scalable global growth. Tom Britt, Chief Information Officer, Crocs, Inc. said, "As our organization reimagines its IT landscape, we sought a collaborator who could combine deep domain expertise with a commitment to innovation and operational excellence. By leveraging Infosys’ proven delivery frameworks and advanced automation capabilities, we will optimize operations, reduce costs and scale responsibly—while driving continuous improvement and building a foundation for sustainable growth and digital resilience that positions Crocs, Inc. for the future."
•	Infosys collaborated with Knorr-Bremse to accelerate its AI-enabled enterprise transformation. Satheeskaran Navaratnam, Chief Digital Officer & VP Transformation & Governance IT, Knorr-Bremse, said, “At Knorr-Bremse, we are building a future-ready technology foundation that supports innovation and long-term value creation. Our Tech4Value program is central to this journey, helping us create a more agile, efficient, and scalable IT environment across the organization. By working with Infosys, we aim to make our technology estate as optimized and reliable as the systems we build for our customers, ensuring that every layer of our infrastructure is equipped to support the pace of change our business demands.”
•	Infosys expanded collaboration with Metsä Group to drive AI-led transformation of its IT landscape. Kristiina Lammila, Chief Information Officer of Metsä Group, said, “This engagement marks a new chapter in Metsä's long-standing collaboration with Infosys, as we simplify and transform our IT sourcing model to meet the efficiency demands of today's business environment. We are confident in our joint ability to deliver on these targets and accelerate the transformation of Metsä's IT, powered by AI.”
•	Infosys collaborated with NTN Corporation to drive its digital growth with seamless SAP cloud adoption. Kenji Kitazato, Head - ICT Strategy Department, NTN Corporation, said, “This migration to SAP Commerce Cloud powered by Infosys has streamlined our IT operations, improved agility, and laid a strong foundation for future digital growth. This transformation enables us to utilize this new foundation and further promote the use of digital technology.”
•	Infosys collaborated with Telia to drive AI-powered transformation across its network and cybersecurity operations. Hein Müskens, Group CIO, Telia, said, "Infosys' proven expertise in AI, automation, and telecom transformation made them the ideal partner for this initiative. Leveraging Infosys Topaz and deep industry knowledge, we look forward to accelerating the modernization of our network and cybersecurity operations, enhancing efficiency and agility, and strengthening our foundation for future innovation."
•	Infosys collaborated with KnitWell Group to develop an AI-powered platform for its customer engagement. Jaap van Riel, CTO, KnitWell Group, said, “Our relationship with our customers truly comes to life in our stores. That’s why we partnered with Infosys to build the Engage platform and help our store associates reach customers in a more efficient and engaging way. Once we identified the opportunity, Infosys was quick to develop a solution and approach. From there, we engineered and built Engage together, and we’ve seen great results.”
•	Infosys Finacle was selected by Investec to drive its digital banking transformation through the Finacle SaaS platform on Microsoft Azure. Lyndon Subroyen, Global Head of Digital and Technology for Investec Group, said, “Our partnership with Infosys Finacle and Microsoft Azure marks a step change in our digital transformation journey. We are building a stronger digital foundation that allows us to scale with our clients, deliver a more seamless and personalized experience, and operate with greater precision. Digital is no longer a layer that supports the business, it is integral to how we grow, deepen client relationships, and improve our efficiency.”

Recognitions & Awards

Brand & Corporate

•	Recognized as one of India's Best Employers Among Nation-Builders by Great Place to Work® for the sixth year in a row.
•	Recognized across four Avtar & Seramount indices, including Hall of Fame – Best Companies for Women India 2026; Exemplar in the Most Inclusive Companies Index India 2026; Top 10 Best Companies for Workplace Wellness (BCWW); and Top 10 Best Companies for ESG (BCESG).
•	Received three Brandon Hall Group™ 2026 HCM Excellence Awards® for Best Corporate Learning University; Best Senior Manager Development Program; and Best Sourcing and Assessment Strategy.
•	Received The Asset Corporate Sustainability Leadership Awards 2026 in four categories – Platinum Award; Best in Transition; Best Initiative in Environmental Responsibility for the Infosys Agroforestry Program; and Best Investor Relations Team.
•	Infosys BPM honored with multiple Tata Institute of Social Sciences LeapVault CLO Awards India for Best Skill Development Initiative, Best Corporate University, and Best Diversity & Inclusion Training Program.
•	Infosys BPM won the 17th CSR Summit & Awards 2026 for Best Skill Development Initiative.

AI and Cloud Services

•	Rated as a Leader in the Gartner® Magic Quadrant™ for Public Cloud Optimization and Transformation Services.
•	Recognized as a Leader in the IDC MarketScape: Worldwide Cloud Professional Services in the AI Era 2026 Vendor Assessment.
•	Positioned as a Leader among the top providers in the Everest Group Microsoft Azure Services PEAK Matrix® Assessment 2026.
•	Positioned as a Leader in the Everest Group Quality Engineering (QE) Services for AI Applications and Systems PEAK Matrix® Assessment 2026.
•	Featured as a Leader in the NelsonHall NEAT Evaluation for AI-Enabled Cloud Infrastructure Management Services.
•	Recognized as a Leader in the 2026 Constellation ShortList™ for AI Services.
•	Recognized as a Leader on the 2026 Constellation ShortList™ for Public Cloud Transformation Services.
•	Recognized as a Leader in the 2026 Constellation ShortList™ for Artificial Intelligence and Machine Learning Best-of-Breed Platforms.
•	Recognized as a Leader in the 2026 Constellation ShortList™ for Decision Intelligence Platforms.

 Key Digital Services

•	Rated as a Leader in The Forrester Wave™: Infrastructure Outsourcing Services, Q3 2026.
•	Recognized as a Leader in the IDC MarketScape: Worldwide ServiceNow Implementation Services 2026 Vendor Assessment.
•	Recognized as a Leader in the IDC MarketScape: Worldwide Oracle Implementation Services 2026 Vendor Assessment.
•	Recognized as a Leader in the IDC MarketScape: Worldwide Digital Workplace Services 2026 Vendor Assessment.
•	Positioned as a Leader in the Everest Group Digital Workplace Services (DWS) PEAK Matrix® Assessment 2026: North America.
•	Positioned as a Leader in the Everest Group Digital Workplace Services (DWS) PEAK Matrix® Assessment 2026: Europe.
•	Positioned as a Leader in the Everest Group Retail Digital Services PEAK Matrix® Assessment 2026.
•	Positioned as a Leader in the Everest Group GCC Setup Capabilities in India PEAK Matrix® Assessment 2026.
•	Recognized as a Leader in the 2026 Constellation ShortList™ for AI-Native Global Capability Center (GCC) Services.
•	Rated as a Leader in HFS Horizons: Customer Experience Services, 2026.
•	Featured as a Leader in the NelsonHall NEAT Evaluation for Salesforce Services 2026.
•	Featured as a Leader in the NelsonHall NEAT Evaluation for SAP Ecosystem Services.
•	Infosys BPM received the Avasant Digital Masters: Technology and Process Transformation Leaders Award at Avasant Partner Connect 2026.
•	Infosys BPM received three GSA UK Awards 2026 for Service Provider of the Year (Large); Business Services Programme of the Year with Microsoft; and Collaboration Programme of the Year with Lloyd’s Register.

Industry & Solutions

•	Recognized as a Leader in the IDC MarketScape: Worldwide AI-Driven Professional Services for Oil and Gas Companies 2026 Vendor Assessment.
•	Recognized as a Leader in the IDC MarketScape: Worldwide AI-Driven Digital Strategy and Consulting Services for Oil and Gas Companies 2026 Vendor Assessment.
•	Positioned as a Leader in the Everest Group Pharmaceutical R&D IT Services PEAK Matrix® Assessment 2026.
•	Positioned as a Leader in the Everest Group Life and Annuity (L&A) Insurance IT Services PEAK Matrix® Assessment 2026.
•	Infosys Finacle recognized as a Leader in the IDC MarketScape: Worldwide Trade Finance Systems 2026 Vendor Assessment.
•	Infosys Finacle rated as a Leader in the 2026 Gartner® Magic Quadrant™ for Retail Core Banking Systems in Europe.
•	Infosys Finacle received Global BankTech Awards 2026 by the Digital Banker 2026 in three categories: Outstanding Trade Finance Solution by a Vendor; Best Liquidity Management Solutions Provider by a Vendor; and Best Treasury Management Solutions Provider by a Vendor.

Read more about our Awards & Recognitions here.

About Infosys

Infosys (NSE, BSE, NYSE: INFY) is a global leader in AI first business consulting and technology services. Over 325,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. As navigators of enterprise transformation, we enable businesses in 59 countries to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, we accelerate business transformation through our AI-first value framework, deep domain expertise, and our unique ability to orchestrate innovations from our AI-native partner ecosystem. Infosys is recognized as the fastest growing IT services brand globally, committed to being a well-governed, environmentally sustainable partner for our clients where deep talent expertise, in an inclusive workplace, help them navigate their next.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Chad Darwin +1 323 422 3815 Chad.darwin@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(In ₹ crore)

Particulars	September 30, 2026	March 31, 2026
ASSETS
Current assets
Cash and cash equivalents	24,350	22,201
Current investments	13,761	12,950
Trade receivables	34,821	35,234
Unbilled revenue	16,609	15,483
Other current assets	16,210	17,621
Total current assets	105,751	103,489
Non-current assets
Property, plant and equipment and Right-of-use assets	19,820	19,508
Goodwill and other Intangible assets	19,289	14,942
Non-current investments	8,390	8,930
Unbilled revenue	2,146	1,738
Other non-current assets	8,084	7,360
Total non-current assets	57,729	52,478
Total assets	163,480	155,967
LIABILITIES AND EQUITY
Current liabilities
Trade payables	4,498	4,744
Unearned revenue	11,823	11,838
Employee benefit obligations	3,546	3,524
Other current liabilities and provisions	33,714	32,216
Total current liabilities	53,581	52,322
Non-current liabilities
Lease liabilities	4,942	6,016
Other non-current liabilities	5,414	4,332
Total non-current liabilities	10,356	10,348
Total liabilities	63,937	62,670
Total equity attributable to equity holders of the company	99,077	92,852
Non-controlling interests	466	445
Total equity	99,543	93,297
Total liabilities and equity	163,480	155,967

Extracted from the Condensed Consolidated Statement of Comprehensive Income under IFRS for:

(In ₹ crore except per equity share data)

Particulars	3 months ended September 30, 2026	3 months ended September 30, 2025	6 months ended September 30, 2026	6 months ended September 30, 2025
Revenues	49,244	44,490	97,454	86,769
Cost of sales	33,943	30,800	66,975	60,025
Gross profit	15,301	13,690	30,479	26,744
Operating expenses:
Selling and marketing expenses	2,489	2,224	5,057	4,431
Administrative expenses	2,482	2,113	4,928	4,156
Total operating expenses	4,971	4,337	9,985	8,587
Operating profit	10,330	9,353	20,494	18,157
Other income, net of finance cost	733	876	1,597	1,813
Profit before income taxes	11,063	10,229	22,091	19,970
Income tax expense	3,225	2,854	6,478	5,670
Net profit (before non-controlling interest)	7,838	7,375	15,613	14,300
Net profit (after non-controlling interest)	7,823	7,364	15,592	14,285
Basic EPS (₹)	19.32	17.76	38.51	34.47
Diluted EPS (₹)	19.30	17.74	38.46	34.41

NOTES:

a)	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and six months ended September 30, 2026, which have been taken on record at the Board meeting held on October 23, 2026.

b)	Revenue growth in reported currency includes the impact of currency fluctuations. Additionally, we calculate constant currency (CC) growth by comparing current period revenues in respective local currencies converted to US$ using prior period exchange rates and comparing the same to our prior period reported revenues.

c)	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.

d)	As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six months ended figures reported in this statement.